06002696

SECURI... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 41609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WWK Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22007 West Outer Drive
(No. and Street)

Dearborn (City) — Michigan (State) — 48124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason M. Welch — 313-562-5007 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pew & Kearis, PLLC
(Name – *if individual, state last, first, middle name*)

41800 West Eleven Mile Road, Suite 101, Novi, MI 48375
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason M. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

SANDRA R. WOLTER
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES May 24, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2005

WWK INVESTMENTS, INC.

CONTENTS

Pew & Kearis, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

41800 West Eleven Mile Road
Suite 101
Novi, Michigan 48375
(248) 349-6300
Fax (248) 349-6400
www.pewkearis.com

January 23, 2006

INDEPENDENT AUDITORS' REPORT

Board of Directors
WWK Investments, Inc.

We have audited the accompanying statement of financial condition of WWK Investments, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of WWK Investments, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pew + Kearis, PLLC

PEW AND KEARIS, PLLC
Certified Public Accountants

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	28,124
Receivable from broker/dealers		63,634
Prepaid expenses		93
Total Current Assets		91,851
Equipment		8,700
Less: Accumulated depreciation		2,174
Net Equipment		6,526
TOTAL ASSETS		98,377

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses		32,332
Total Current Liabilities		32,332
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		54,558
Retained earnings		6,487
Total Stockholders' Equity		66,045
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	98,377

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions	$ 674,375
EXPENSES	
Commission, compensation and related benefits expense	412,147
Regulatory fees and expenses	7,432
Depreciation	1,583
Advertising expense	1,001
Insurance	43,773
Other operating expenses	175,625
Total Operating Expenses	641,561
Income before income tax provision	32,814
Provision for income tax	
Current	5,866
NET INCOME	$ 26,948

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total (Deficit) Equity
Balance – Beginning of year	$ 5,000	54,558	(20,461)	$ 39,097
Net Income (Loss)			26,948	26,948
Balance-End of year	$ 5,000	54,558	6,487	$ 66,045

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities		
Net Income	$	26,948
Adjustments:		
(Increase) in receivables and prepaid expenses		(59,438)
Increase in accrued expenses		24,514
Depreciation		1,583
Net Cash Flows Provided (Used) by Operations		(6,393)
Net Cash Flows Provided (Used) by Investing Activities		
Purchases of equipment		(850)
Net Cash Flows Provided (Used) by Financing Activities		-
Net Increase (Decrease) in Cash and Cash Equivalent		(7,243)
Cash and Cash Equivalents Balance at December 31, 2004		35,367
Cash and Cash Equivalents Balance at December 31, 2005	$	28,124
Cash paid during the year for :		
Federal income tax	$	8,166

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Company is wholly owned subsidiary of Welch, Welch, & Kelley Investments, Inc. and was incorporated under the laws of the state of Nebraska on July 19, 1989. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

SECURITIES TRANSACTION

Securities transactions and related revenue and expense, are recorded on a trade date basis.

CASH EQUIVALENTS

Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company uses the asset and liability method of calculating deferred taxes in accordance with Statement of Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes".

WWK INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS – CONT'D

FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME TAXES –continued

Under the asset and liability method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities and are measured using the enacted tax rate.

ADVERTISING

Advertising costs are charged to operations when incurred. Advertising expense was $1,001 for the year ending December 31, 2005.

PROPERTY AND EQUIPMENT

Management capitalizes expenditures for property and equipment. Expenditures for repairs and maintenance are charged to operating expense. Property and equipment are carried at cost. Adjustments of the assets and the related accumulated depreciation accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statement of income.

NOTE 2 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital was $26,628 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 121%.

NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly owned subsidiary of Welch, Welch, & Kelley Investments, Inc. (the Parent). The companies report their income on a consolidated basis for federal and state income tax purposes.

In addition, the Parent has adopted a retirement plan known as a SIMPLE plan. Since the Company is a wholly owned subsidiary of the Parent, all Company employees who meet the plan's eligibility requirements are covered.

NOTE 3 – RELATED PARTY TRANSACTIONS – continued

The Company leases on a month to month basis operating facilities from Welch & Company, LLC, a related Company through common ownership. Rent expense for the year ended December 31, 2005 was $16,575.

NOTE 4 – EMPLOYEE AGREEMENTS

The Company has entered into agreements with officers of the Company. The terms of the agreements state that, upon a mutually agreeable termination, the Company agrees to pay 50% of fees earned which are paid by registered investment companies and are based upon the total amount invested by the customers of the Company in the investment companies' assets. These fees are commonly referred to as "12b-1" or "trail" fees. The agreements further provide that, in the event of death, the Company will pay 40% of these fees to the officer's spouse. If the termination is not mutually agreeable, the officer forfeits the previous terms and a two-year covenant not to compete is implemented. During the year ended December 31, 2005, the Company received $499,354 of the previously described 12b-1 fees. This amount comprised 74% of the Company's total revenue.

NOTE 5 – DEFERRED TAXES

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation for income tax purposes. The deferred tax liability as of December 31, 2005 was $0.

NOTE 6 – DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of five years.

NOTE 7 – INVESTMENT ADVISORY INCOME

Investment Advisory Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

SUPPLEMENTARY INFORMATION

WWK INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	66,045
Deductions:		
Haircuts on securities – Other securities		206
Nonallowable assets		39,211
NET CAPITAL		26,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		2,155
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from the statement of financial condition	$	32,332
Percentage of Aggregate Indebtedness to Net Capital		121%

NOTE: There are no material differences between the Computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Pew & Kearis, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

41800 West Eleven Mile Road
Suite 101
Novi, Michigan 48375
(248) 349-6300
Fax (248) 349-6400
www.pewkearis.com

January 23, 2006

Board of Directors
WWK Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of WWK Investments, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions exists. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of WWK Investments, Inc. for the year ended December 31, 2005 and this report does not affect our report thereon dated January 23, 2006. In addition, no facts came to our attention, which would indicate the Company was not in compliance with its type k(1) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Pew & Kearis, PLLC

PEW & KEARIS, PLLC
Certified Public Accountants